SUB-ITEM 77C

The sole shareholder of each of MFS Conservative Allocation Fund, MFS Moderate Allocation Fund, MFS Growth Allocation Fund and MFS Aggressive Growth Allocation Fund (each a "Fund"), each a series of MFS Series Trust X (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on June 28, 2002, to approve the following matters:

                 (1) the terms of each Investment Advisory Agreement dated June 28, 2002, between the Trust on behalf of each Fund and Massachusetts Financial Services Company;

(2) the selection of Ernst & Young LLP as independent public accountants of each Fund.